Item 77(C)

Matters Submitted to a Vote of Security Holders

At a special meeting of shareholders, held on April 5, 2012, shares were voted as follows on the proposal presented to shareholders:

To approve a new Investment Advisory Agreement between the Trust and Auxier Asset Management LLC with respect to the Fund:

                               For                   Against                   Abstain
           6,643,055180,595                 592,938